DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159

February 28, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief Mitchell Austin, Staff Attorney Stephen G. Krikorian, Accounting Branch Chief Ryan Rohn, Staff Accountant

Re:	TubeMogul, Inc.
Draft Registration Statement on Form S-1
Submitted January 24, 2014
CIK No. 1449278

Ladies and Gentlemen:

We are writing on behalf of TubeMogul, Inc. (the “Company”) in response to the February 20, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 which was submitted to the Commission confidentially on January 24, 2014 (the “Registration Statement”).

Concurrently with this letter, the Company is also submitting confidentially to the Commission a revised Registration Statement. A marked copy of the Registration Statement, as revised, indicating changes from the Registration Statement, as originally submitted, is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in the Registration Statement, as revised.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

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Response: In response to the Staff’s request, the Company is supplementally providing under separate cover contemporaneously herewith all of the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during presentations made by the Company on February 13, 25 and 26, 2014 and were not distributed to any investors. To the Company’s knowledge, no research reports concerning the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. In the event that any such reports are published or distributed, the Company will provide such reports to the Staff.

2. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will update the Registration Statement with the required information in a subsequent amendment, including but not limited to the price range, as soon as such information is available and with sufficient time for the Staff to review such information prior to the printing of the preliminary prospectus.

3. With your next amendment, or as soon as practicable thereafter, please submit all omitted exhibits. Once you submit the omitted exhibits, we may have additional comments.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will submit its exhibits for review by the Staff, in each case, as early as practicable.

4. Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement being concurrently filed herewith contains certain of the artwork to be included in the prospectus. The Company will provide the Staff with any additional artwork to be included in the prospectus for the Staff’s review as early as practicable.

Prospectus Summary, page 1

5. You disclose total spend before presenting corresponding revenues. Please present the GAAP financial first and include a cross-reference to page 41 where you reconcile the two measures. Additionally, please provide percentage changes for revenue and net loss. See Item 10(e) of Regulation S-K.

Response: The prospectus has been revised on pages 2, 70 and 71 in response to the Staff’s comment.

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The Offering, page 7

6. The reference to the reverse stock split on page 7 should be expanded to clarify that common stock share amounts have been retroactively restated throughout the prospectus to reflect the reverse stock split.

Response: The prospectus has been revised on page 7 in response to the Staff’s comment.

Risk Factors, page 10

7. Please add a risk factor that addresses the risks associated with the lack of an employment agreement with Mr. Wilson, your CEO.

Response: The prospectus has been revised on page 21 in response to the Staff’s comment to add greater prominence to the absence of a long term employment agreement for Mr. Wilson. The Company respectfully submits that the risk associated with the lack of a long term employment agreement is otherwise set forth in the risk factor on page 21.

Risks Related to Our Business

A substantial portion of our business is sourced through advertising agencies..., page 13

8. Please quantify the portion of your business that is sourced through advertising agencies. See Item 503(c) of Regulation S-K.

Response: The prospectus has been revised on page 13 in response to the Staff’s comment.

Our business depends in part on advertising agencies..., page 14

9. Please quantify the number of brands who have had advertisements placed through your platform as well as the number of clients that use your platform. Additionally, please ensure that you define these terms when first used and are consistent in your use of them throughout your registration statement. See Item 503(c) of Regulation S-K.

Response: The prospectus has been revised on pages 2, 14, 70 and 76 in response to the Staff’s comment. The Company further refers the Staff to the Company’s response to comment 16 below.

We use a limited number of third-party service providers and data centers..., page 15

10. Please clarify the types of third-party service providers you reference in this risk factor. Additionally, please describe any arrangements with these third-party service providers and data centers in your business section, as appropriate. Lastly, please provide your analysis of whether your data center agreements are required to be filed under Item 601(b)(10) of Regulation S-K.

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Response: The prospectus has been revised on pages 16 and 86 in response to the Staff’s comment. The Company supplementally advises the staff that it has no material commitments pursuant to its agreements with third party service providers and data centers. Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, ordinary course contracts need not be filed unless the company is substantially dependent on such arrangements. The Company does not believe that it is substantially dependent on any arrangements with third-party service providers or third-party data centers because the providers of these services and data centers are generally available and the related agreements are not material and were entered into in the ordinary course of business.

Our business model depends upon our ability to continue to access..., page 17

11. We note your statement that you do not have fee arrangements with the entities that control advertising inventory. Please describe any arrangements, contractual or otherwise, that you do have with these entities.

Response: The prospectus has been revised on page 18 in response to the Staff’s comment. The Company supplementally advises the staff that the arrangements that the Company has with entities that control advertising inventory are in the nature of master purchase agreements which set forth basic industry terms for how transactions are conducted and technology connections are made. Substantially all of the Company’s media purchases are pursuant to real time transactions subject to dynamic pricing.

We could incur substantial cost as a result of any claim of infringement..., page 19

12. With a view to disclosure, tell us the nature of the claims that that you misappropriated or misused other parties’ intellectual property rights. Clarify whether there are any material current disputes regarding your ownership or rights to use intellectual property that are essential to your business operations.

Response: The Company supplementally advises the Staff that the sole notice received by the Company to date was with respect to a trademark matter which was not pursued following the Company’s response. The Company also advises the Staff that the Company does not have any currently pending disputes regarding the Company’s ownership or rights to use intellectual property that is essential to its business operations.

If we are unable to implement and maintain effective internal control..., page 25

13. Please revise the caption of this risk factor to state clearly that you have not conducted an evaluation of the effectiveness of your internal controls over financial reporting and will not be required to do so until 2015 and state the resulting risks to readers of the financial statements.

Response: The prospectus has been revised on page 25 in response to the Staff’s comment.

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Industry and Market Data, page 33

14. With respect to every third-party statement in your prospectus, such as the information provided by eMarketer, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports. Finally, we note that the MANGA GLOBAL report is from December 2012. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the report.

Response: In response to the Staff’s comment, the Company is providing under separate cover, on a supplemental basis, the relevant portions of the industry research reports cited along with a cross-reference to the appropriate location in the Registration Statement. None of these reports were prepared for the Company or in connection with the offering. The Company has updated the prospectus for the MAGNA GLOBAL report for 2013 on page 2 and 71. The Company also confirms that it is not aware of any similar more recent reports that have been prepared by the firms cited except for one report with respect to which the prospectus has been revised on pages 33 and 72.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Performance Metrics, page 44

15. We note you discuss spend per client on page 11. Please tell us if this is a key metric and should be disclosed as such.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company does not monitor spend per client and does not believe it to be a key metric. The Company advises that the reference to “spend per client” that was previously included on page 11 referred to the portion of the total client advertising budgets that clients spend through the Company’s platform. Because the Company generally does not have access to the actual amount of total advertising budgets of its clients, the Company is unable to calculate or track this number. The Company has deleted the sentence in question.

16. Please explain why you present the Number of Platform Direct Clients but not the Number of Platform Services Clients. Additionally, please concisely discuss the instances in which branches or divisions of a single advertiser are accounted for as separate Platform Direct Clients.

Response: The prospectus has been revised on page 45 and 76 in response to the Staff’s comment. The Company supplementally advises the Staff that as described in the prospectus, the Company’s Platform Direct Clients enter into master service agreements that enable them to execute all of their campaigns under the agreement without the need for campaign-by-campaign insertion orders, or IOs. Such

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agreements generally represent a decision by the Company’s customer to use the Company’s platform on an ongoing basis and as a result, each agreement represents an ongoing revenue generating opportunity. As such, the Company believes that the number of Platform Direct Clients corresponds to increased revenue opportunities and the success of the Company’s sales force to secure new accounts, and the Company monitors the number of Platform Direct Clients as a key metric. For the Company’s Platform Services offering, customers are primarily agencies using the Company’s platform on a campaign by campaign basis. Since IOs are generally submitted by multiple different groups within an particular agency and there is no master agreement, the Company does not focus on the number of Platform Services clients, but rather the aggregate revenue generated by IOs and does not monitor the number of Platform Services clients as a key metric.

17. Revise your definition of total spend to clearly indicate that this metric does not represent revenue earned by the Company.

Response: The prospectus has been revised on pages 9, 40, 41 and 44 in response to the Staff’s comment.

18. Please expand the footnotes to the Cohort tables to describe briefly your video syndication software and explain why client spend from this software is not included.

Response: The prospectus has been revised on page 46 in response to the Staff’s comment.

Factors Affecting Our Performance, page 46

19. Please disclose the portion of your revenue that is attributed to advertising served to personal computer users as compared to users in other media markets, and provide quantitative information regarding the trend in the relative sources of revenues over the periods presented.

Response: The prospectus has been revised on page 47 in response to the Staff’s comment. The Company respectfully submits to the Staff that because substantially all of the Company’s revenue is derived from advertising served to personal computers, the Company is unable to provide meaningful additional quantitative information regarding a trend.

Results of Operations, page 49

20. Please tell us why you do not disclose and analyze Cost of Revenue between Platform Direct and Platform Services similar to Revenue. In this regard, we note you disclose separate gross margins for Platform Direct and Platform Services, respectively, on page 43.

Response: The prospectus has been revised on page 47, 51 and 53 in response to the Staff’s comment. The Company supplementally advises the Staff that the Company seeks to optimize its Platform Services and Platform Direct businesses to maximize total gross profit. As such, the Company tracks total gross profit as its key metric and not gross profit from Platform Direct and Platform Services separately. As

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described in the prospectus, more than 90% of the Company’s cost of revenue is composed of media costs which are only attributable to the Platform Services revenue. Also as disclosed in the prospectus, technical infrastructure costs, the second largest component of cost of revenue, represented only 7% and 5% of total cost of revenue for 2012 and 2013. Technical infrastructure costs are associated with the overall operation of the Company’s platform and not inherently directly associated with either one of the two types of revenue as compared to the other. Based upon the relative immateriality, the Company believes that disclosure of cost of revenue between its two classes of revenue with the same level of specificity as cost of revenue is presented does not provide meaningful information to investors.

Comparison of the Nine Months Ended September 30, 2012 and 2013

Revenue, page 50

21. We note Platform Direct revenue increased 246% and Platform Services revenue increased 41% during the nine months ended September 30, 2013. Your disclosures indicate that the increase in Platform Direct revenue was primarily due to an increase in spend from your existing Platform Direct clients and, to a lesser degree, from new clients during the period. Platform Services revenue was driven primarily by revenue from brands for which campaigns were run on your platform during the nine months ended September 30, 2013 which did not run campaigns on your platform during the nine months ended September 30, 2012. Please note that prefacing the reference to these sources of changes with the word “primarily” does not clearly identify the factors driving the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Further, we note your disclosure on page 47 indicates that in addition to fees based on a percentage of media spend, you also receive fees for additional services from your Platform Direct clients. Please tell us your consideration of quantifying these two different fees received. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please revise your disclosures accordingly. Similar concerns apply to your year over year disclosures beginning on page 52.

Response: The prospectus has been revised on pages 50-53, 61 and F-9 in response to the Staff’s comment.

Liquidity and Capital Resources, page 58

22. We note from your table on page F-32, that 32% of your total revenue for the nine months ended September 30, 2013 was generated outside of the United States. Further, we note that cash and cash equivalents represented 39% of your total assets at September 30, 2013. To the extent that you have material cash balances outside of the United States, please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of

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repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: The Company supplementally advises the Staff that the Company does not maintain meaningful amounts of cash or cash equivalents outside of the United States as cash and cash equivalents outside of the United States are generally limited to operating accounts to cover the costs of the Company’s international personnel and facilities and not used to cover the costs of media purchases. Less than five percent of the Company’s cash and cash equivalents were maintained outside of the United States as of December 31, 2013. Moreover, the Company does not have any significant foreign earnings and therefore is not subject to any restrictions on repatriating undistributed earnings. Accordingly, the Company did not include additional disclosure in the prospectus because such amounts are immaterial and it believes such disclosure would not be meaningful to investors.

Operating Activities, page 59

23. We note your significant accounts receivable balance compared to revenue. We further note your disclosure of days sales outstanding in your risk factor on page 13. Please expand your disclosure to disclose and discuss your days sales outstanding calculation for accounts receivable. Refer to the guidance of Section IV of SEC Release No. 33-8350.

Response: The prospectus has been revised on page 59 in response to the Staff’s comment. The Company supplementally advises the Staff that as is customary in the industry and as disclosed in the prospectus, the Company remits payment for media inventory purchased through its platform by its Platform Direct and Platform Services customers in advance of receiving payment from them. In cases where an advertising agency serves as the agent for a brand, the advertising agency typically does not pay the Company for use of the Company’s platform until it has received payment from the brand. The Company also notes that it has historically had limited accounts receivable write-offs.

Contractual Obligations and Commitments

Credit Facilities, page 61

24. Note 4 to the financial statements discloses that as of September 30, 2013, you were not compliant with one of your reporting conditions under your loan agreement with Silicon Valley Bank. Please provide the basis for your conclusion that disclosure of the specific nature of your non-compliance and any consequences of the bank’s waiver of your non-compliance is not required. For guidance, consider Section IV.C of SEC Release No. 33- 8350.

Response: The Company advises the Staff, that the non-compliance referred to in Note 4 was in reference to the Company having not finalized its 2012 audit within the time period required in the covenant. The delay was intentional and the Company had no amounts outstanding under the loan agreement at that time

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nor any current expectation of drawing on the line. Moreover, the Company obtained a waiver. The Company also advises the Staff that the financial statements no longer have a reference to such non-compliance.

Critical Accounting Policies Judgments and Estimates

Revenue Recognition, page 61

25. Your disclosures indicate that for Platform Direct revenue, you enter into contracts with clients, whereas for Platform Services revenue, you reference advertisers. Please clarify if there is a difference in the typical customer of each of your two revenue streams.

Response: The prospectus has been revised on page 61 and 62 in response to the Staff’s comment. The Company supplementally advises the Staff that there is no difference in the typical customer for the Company’s Platform Services and Platform Direct offerings. The only difference between the two is that as disclosed on page 13 of the prospectus, a greater portion of Platform Services revenue is generated from advertising agencies as compared to Platform Direct revenue.

26. Please clarify your disclosures to indicate when Platform Direct revenue is recognized. In this regard, it is unclear whether recognition occurs when the media is purchased or when displayed. Further expand your disclosure to indicate when fees related to additional features are recognized.

Response: The prospectus has been revised on pages 61, 76 and F-11 in response to the Staff’s comment. The Company supplementally advises the Staff that because substantially all of the Company’s revenue is generated from real time bidding transactions, the purchase and display of the media is generally simultaneous.

27. We note you disclose that you recognize Platform Direct revenue on a net basis and Platform Services revenue on a gross basis. Please clarify the terms of your revenue arrangements and provide an analysis that supports your presentation taking into consideration all of the factors outlined in FASB ASC 605-45-45. As part of your response, please also address the following:

•	Whether you have inventory risk for impressions purchased in advance;

•	Whether the advertisers can seek remedies from you or the third-party digital media content providers or publishers;

•	Your performance obligations to the advertisers and the activities you perform in providing the service, including whether there are any minimum volume commitments to fulfill;

•	The third-party digital media content providers’ or subscribers’ performance obligations and activities they perform in providing the service;

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•	Whether you have discretion in terms of the selection of the websites on which you place ads; and

•	Explain the contractual relationships between you, the advertising agency and the advertiser, including how pricing is determined and the specific activities performed by each party in providing the advertising service.

Response: In response to the Staff’s comment the Company has included its analysis under FASB ASC 605-45-45 as follows:

Per paragraph 45-1 of ASC 605, Revenue Recognition:

It is a matter of judgment whether an entity should report revenue based on either of the following:

a.	The gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods or services

b.	The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

To determine the appropriate recognition basis, the Company considered the specific indicators described in the guidance as follows:

Indicators of Gross Revenue Recognition

1a)	The Entity is the primary obligor in the arrangement;

Platform Direct:

No – Because the basis of our Platform Direct offering allows the customer to fully manage its own campaign and make the decisions resulting in purchasing advertising inventory space and monitoring and adjusting the campaign as applicable. Further, should a website become inaccessible during a campaign, the customer has the option to 1) do nothing and wait until the website comes back on line or 2) to cancel the planned fulfillment to that site - and initiate another bid for other websites for a new campaign. As such, the media vendor and not the Company is considered to be the primary obligor. The Company is acting as an agent, connecting the customer to the various real time media market places and other media sources offering advertising inventory and allowing the customer to choose the optimal solution. The Company does not have significant, if any, involvement in the purchasing and placement decisions.

Platform Services:

No – the media vendor actually provides the advertisement to the viewer.

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2a)	The Entity has General Inventory Risk – Before Customer Order is Placed or Upon Customer Return;

Platform Direct:

No – The Company’s platform purchases advertising inventory on a real-time basis at the customer’s choosing.

Platform Services:

Yes –The Company utilizes the auction platform and has access to media inventory to fulfill a campaign. The Company has no obligation to the media vendors until an auction is won and the inventory is delivered in real time. As such, the Company does not own or have legal title to any inventory prior to “delivery” to the customer in the typical sense of inventory risk. However, the Company is legally responsible to the media vendor for the cost of the media inventory in any auction that is won. ASC 605-45-45-7 indicates, “A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work.”

Under this paragraph the Company would be considered to have general inventory risk as it is obligated to compensate the media vendor regardless of whether its customer (brand/agency) accepts or pays for the underlying advertising service. Moreover, as would be expected of a company with general inventory risk, the Company is subject to the risk or opportunity that prices for online impressions increase or decrease during a campaign and, therefore, the margin it earns on Platform Services is variable.

3a)	The Entity has Latitude in Establishing Price;

Platform Direct:

No – While the Company negotiates the percentage fee as part of the arrangement with the customer, the actual media cost is determined by the customer through the management of the campaign (i.e., the customer establishes the parameters of the pricing they are willing to pay when they submit the bids in the auction).

Platform Services:

Yes - Contracts with Platform Services customers are based on a negotiated fixed price established between the Company and its customer (typically an advertising agency) at the time the insertion order is finalized. The customer does not have visibility to the ultimate media cost in a campaign and the Company is subject to variability in its profit from the IO based on the price it is able to obtain via real time auctions. In negotiating the fixed price included in the IO, the Company uses its experience and familiarity with media costs obtained in

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other auctions to establish a fixed price that will yield an acceptable margin. After the IO between the Company and its customer is finalized, the Company will bid in real time auctions for advertising inventory with various media vendors of its choosing. During the course of the media run, the Company may also retain the ability to improve its profit margin on the arrangement by selecting another lower cost media vendor through other auctions that meet the requirements in the original IO with the customer. This can be accomplished through executing real time auction purchases for media, or purchasing impressions through open IOs with no minimum purchase commitment.

4a)	The Entity Changes the Product or Performs Part of the Service;

Platform Direct and Platform Services:

No – Per paragraph 45-9 of ASC 605-45-20, “this indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity’s physical change of the product or performance of the service and is not evaluated based on any other entity attributes such as marketing skills, market coverage, distribution system, or reputation.” While the product/service is purchased by the customer from the Company at a premium over cost, the premium is not a result of the Company’s physical change of product or its performance of service, and instead it is the result of the benefit of utilizing the Company’s platform (benefits include various tracking and management tools that advertisers have access to for their campaigns). As such, the Company does not believe it meets this indicator.

5a)	The Entity has Discretion in Supplier Selection;

Platform Direct:

No – While the Company provides the customer with an available supplier list, through management of the campaign, the customer can define supplier preferences or specific suppliers from that list. Further, since the customer establishes the price range for the platform to utilize during the bidding process, the ultimate supplier of each impression is not known until the auction has concluded.

Platform Services:

Yes - The Company has discretion in supplier selection. Further, the Company has the ability to seek and enter into contracts with additional media vendors to fulfill a campaign. As a further example, should an IO request 500,000 impressions, the Company has discretion on where it purchases the impressions (i.e., the Company could purchase 100% from one media vendor, purchase 50% and submit the remaining 50% through another auction with the same media vendor, or diversify the purchasing through various media vendors should the results from a media vendor not result in effective media ads being viewed or clicked through).

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6a)	The Entity is Involved in the Determination of Product or Service Specifications;

Platform Direct:

No – While the Company’s platform provides limited selections, through management of the campaign, the customer has the ability to define specific metrics for the product and service expected through the platform.

Platform Services:

No – The customer produces the advertisement and the media vendor provides the website, space and infrastructure to deliver the impression. The Company merely passes through the ad to a media vendor that meets the customer’s specifications.

7a)	The Entity has Physical Loss Inventory Risk – After Customer Order or During Shipping;

Platform Direct:

No - the Company does not have any take-or-pay obligations with its suppliers of advertising and is therefore, not at risk of incurring a loss in the event its media inventory providers have unutilized space. As discussed above, the Company does not own or have legal title to any inventory prior to “delivery” to the customer. As such, the Company does not have general inventory risk.

Platform Services:

Yes - Once an IO is received from a customer, the Company seeks appropriate media vendors based on the campaign parameters prescribed in the customer IO. There is no IO placed each time between the Company and the media vendor, but the Company may enter into open IOs with certain media vendors in addition to participating in real time auctions. These IOs with the media vendors discuss the basic terms and conditions of the arrangement and relationship between the two parties and potential rebates or tiered pricing depending on volume transacted, if applicable, and the rate ordered for the impressions. Further, once an auction is won, that also serves as an arrangement for a specific IO with the media vendor. As such, the Company is subject to “inventory type risk” depending on the nature of the IO between the Company and its customer. For example, once an auction for 100,000 impressions for $1 per impression for a cost per view campaign is won, the Company is subject to the cost to the supplier for the $100,000. However, if the number of completed views is a campaign objective, the Company can only bill its customer for the total completed views of the video.

The terms of the media vendor IO agreements do not make reference or have terms similar to the IO received by the Company from its customers. The media vendors do not have any relationship/contract or visibility to the Company’s customer or arrangement with the Company.

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8a)	The Entity has Credit Risk.

Platform Direct and Platform Services:

Yes – If a customer does not pay, the Company will still owe the media vendor. As such, the Company has credit risk. Note that this is a weak indicator of gross revenue recognition.

Indicators of Net Revenue Recognition

1b)	The Entity’s Supplier is the Primary Obligor in the Arrangement;

Platform Direct:

Yes –The media vendor, not the Company, is considered to be the primary obligor in the arrangement, which is considered to be an indicator of net revenue recognition (see further discussion within the Gross indicator section regarding the primary obligor). For Platform Direct, the customer (brand/agency) is accessing the Company’s platform to bid directly with the media vendor to place an IO. If the media vendor does not fulfill up to the customer’s satisfaction, the Company is not obligated to identify an alternative media vendor to meet the customer’s needs.

Platform Services:

Yes – the media vendor is responsible for delivering the impression.

2b)	The Amount the Entity Earns is Fixed;

Platform Direct:

Yes – As noted by paragraph 45-17, “if an entity earns a stated percentage of the amount billed to the customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.” As the Company retains only the percentage mark-up as noted in the arrangement, which is a fixed percentage despite the number of impressions or amount of media costs, the amount earned is considered to be fixed.

Platform Services:

No - the Company negotiates with its customer to determine an agreed upon price for each campaign and then has the ability to bid in the market place for the media cost to fulfill the insertion order. As a result, the Company has variability in its ultimate profit based on its ability to fulfill the IO through the lost cost provider in an auction.

Based on the Company’s past history in purchasing inventory and monitoring of successful auctions, the Company has a good understanding of the expected range of the cost of the

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inventory. Based on this knowledge, the Company determines an acceptable gross margin when establishing the price with its customer; in most cases the Company seeks a margin of 50%. However, to minimize the risk of loss (or lower margins) and maximize its potential for gains (i.e. higher margins), the Company fulfills orders with multiple media suppliers simultaneously, which includes placing ads with media suppliers that are known to have historically lower costs and still meet the basic parameters and demographics of the insertion orders from the Company’s customers. Management monitors the results of the Platform Services campaigns. On average the Platform Services margins have been in the mid 40% range, moreover, the Company has experienced wide results in margins from campaigns that have ranged from negative margins to margins well in excess of 50% on a regular basis. As such, the overall pricing for Platform Services is subject to variability that the Company’s Platform Direct is not. The Company’s Platform Direct margin is fixed at a stated margin and is contingent on the customer’s actually spending behavior. In contrast, the Company’s Platform Services margins are contingent on how well the Company manages costs and the campaigns.

3b)	The Supplier has Credit Risk.

Platform Direct and Platform Services:

No – As noted above, if the customer does not pay upon invoice, the media vendor (supplier) will still receive the monies owed to them from the Company. As such, the supplier does not have credit risk.

Summary and Conclusion:

The Company’s treatment of recording Platform Direct revenue on a net basis is appropriate based on the indicators noted above. Likewise, although the facts are not 100% identical to example 10 in ASC 605-45-55-35 (Advertising Matching Services-Net revenue recognition), the overall nature of the arrangement as described in example 10 is similar to the Platform Direct offering.

The Company’s treatment of recording Platform Services revenue on a gross basis is appropriate based on the indicators noted above. Further, although the facts are not 100% identical to example 9 in ASC 605-45-55-32 (Internet-Based Advertising-Gross revenue recognition), the overall nature of the arrangement as described in example 9 is similar to the Platform Services.

Specific to the Staff’s request to address specific questions we have enumerated further responses below:

•	Whether you have inventory risk for impressions purchased in advance;

See discussion of inventory risk in the analysis above.

•	Whether the advertisers can seek remedies from you or the third-party digital media content providers or publishers;

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Advertisers can seek remedies from the Company but cannot seek remedies from the third-party digital media content providers.

•	Your performance obligations to the advertisers and the activities you perform in providing the service, including whether there are any minimum volume commitments to fulfill;

Any performance obligations to the Company’s customers are specified in the terms of the IOs and master service agreements. These obligations may require us to deliver a certain number of impressions. To the extent that we do not deliver all of these impressions we will bill and recognize revenue related only to those impressions delivered.

In the case of the Platform Services offering the Company is obligated to deliver against stated targets including such targets as impressions, clicks, views, and cost per gross rating point delivered.

Platform Direct clients manage their own campaigns and achievement of performance targets.

•	The third-party digital media content providers’ or subscribers’ performance obligations and activities they perform in providing the service;

Digital media content providers’ obligations are to pass the Company accurate information about the ad impression to be bought through the Company’s platform, and to successfully place the ad that the Company delivers to them.

•	Whether you have discretion in terms of the selection of the websites on which you place ads;

Ad impressions on over 40,000 sites are available to be purchased through the platform to both Platform Services customers and Platform Direct clients.

For the Platform Direct offering, the clients have complete discretion over the selection of sites on which their ads will be served for any given campaign.

For the Platform Services offering, customers can pre-select sites and groups of sites in the same way as Platform Direct customers, but campaign management and campaign delivery across sites is at the discretion of the Company based on terms of the IO.

•	Explain the contractual relationships between you, the advertising agency and the advertiser, including how pricing is determined and the specific activities performed by each party in providing the advertising service.

In the case of the Platform Direct offering, customers agree to the terms of a master service agreement. These agreements are utilization-based where the Company is paid a fee that is a percent of spend through our software. Customers establish an account where they can login directly to manage all aspects of their campaign through our software. In some cases, Platform Direct customers choose to pay fixed prices based upon outcomes. An example of a Platform Direct customer paying a fixed price for an outcome may include only paying for impressions that are seen by the target audience.

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In the case of the Platform Services offering, contractual terms of discrete IOs are negotiated on a campaign-by-campaign basis with customers that are typically advertising agencies – over 96% of spend transacted through the Platform Services offering is from advertising agency customers. The pricing of Platform Services campaigns are set at a negotiated fixed priced for a given outcome, which can include ad delivery on a certain number of impressions.

28. Please further explain the advertising agency’s role in the contract process and how the process differs, if at all, from that of arrangements entered into directly with the brands. Tell us whether the contract terms, billing arrangements and/or revenue recognition policy differs when contracts are entered into directly with the advertisers versus indirectly through the advertising agencies. In addition, tell us whether you pay any commissions or fees to the advertising agencies. If so, tell us the dollar amount of fees paid for each period presented, describe how you account for such fees and tell us where you classify these fees in your consolidated statements of income. Also, please cite the specific guidance you considered in accounting for the revenues generated from and fees paid, if any, to advertising agencies.

Response: In response to the Staff’s comment, the Company advises the staff that the contract process for advertising agencies and brands is the same. However, as disclosed in the prospectus, agencies generally do not pay the Company until they have received payment from the brand that they are representing. As a result, if the brand does not pay the agency, the agency is not liable to the Company, and the Company must seek payment solely from the brand. The Company discloses this matter on page F-11 and further discusses it in response to the Staff’s comment 48. The Company does not pay commissions or fees to the agencies. However, some advertising agencies and brands are eligible to earn rebates by achieving agreed-upon volumes in spend within a specific period of time. The amount of rebates was $1.8 million during the year ended December 31, 2013. The Company accounts for rebates as reductions in revenue in accordance with ASC 605-50. Other arrangements with agencies are the same as those for brands.

29. Please revise your disclosures to clarify whether insertion orders may be cancelled by advertisers or their advertising agencies prior to the completion of a campaign without penalty. Please clarify the terms of these cancellation clauses including whether any revenues previously recognized under these arrangements are refundable and how you considered these terms in your revenue recognition policy.

Response: The prospectus has been revised on page 62 and F-9 in response to the Staff’s comment.

30. Please expand your disclosures to explain how you determine the BESP for deliverables by considering multiple factors including, but not limited to, the prices you charge for similar offerings, market conditions, competitive landscape and pricing practices.

Response: The prospectus has been revised on pages 61 and F-9 in response to the Staff’s comment. The Company supplementally advises the Staff that the only multiple element arrangements to which the Company is a party relate to Platform Direct customers where fees are charged for additional features. These features are delivered concurrently with the advertising and revenue is not allocated between the elements for this reason. The total fees in 2013 related to these features in 2013 was $1.8 million.

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Business

Our Solutions, page 72

31. We note that your platform integrates with over 30 third-party technology providers. Please describe these technologies in further detail and describe the material terms of arrangements with these providers, if any, and provide your analysis of whether any agreements underlying these arrangements are required to be filed by Item 601(b)(10) of Regulation S-K.

Response: The prospectus has been revised on page 73 in response to the Staff’s comment. The Company supplementally advises the staff that the Company’s agreements with these providers generally establish the manner in which the services or data provided by such third-parties is accessed through the Company’s platform. Such arrangements generally involve usage based fees with no material commitments. Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, ordinary course contracts need not be filed unless the company is substantially dependent on such arrangements. The Company is not substantially dependent upon such services and data as they are more in the nature of “options” that can be selected by a customer. As such, the Company believes that the related agreements are not material and are agreements entered into in the ordinary course of business.

32. On page 73, clarify the extent to which you take an economic interest in the inventory that clients can access though your platforms. Please consider how exceptions to the approach you generally follow impact your unqualified statements distinguishing you from other service providers that may have economic incentives to favor specific inventory when fulfilling campaigns.

Response: The Company supplementally advises the Staff that of the total impressions purchased through the Company’s platform during 2013, 99.6% were associated with the real-time bidding process. In certain cases where there is limited inventory that can be obtained through real-time bidding, the Company will on occasion pre-purchase inventory. Total Spend derived in 2013 from pre-purchased inventory was less than $500,000. In light of the foregoing, the Company believes its statements are fair and any additional disclosure would not be meaningful to investors.

33. Please identify the countries where you have executed significant campaigns under your current platform and provide quantitative information regarding the concentration of revenues from the countries where your activities are focused. Additionally, please disclose whether any significant campaigns have been executed using your platform in a language other than English and provide corresponding quantitative information concerning the use of your platform in these languages. In your response letter, please provide us with a list of the countries, languages and currencies that your platform supports.

Response: The prospectus has been revised on page 74 in response to the Staff’s comment. The Company supplementally advises the Staff that for 2013, (i) revenue was generated from customers located in the following countries: United States – 67%; Australia – 10%; Canada – 9%; United Kingdom – 7% and all others (including 34 additional countries) – 7%; and (ii) the Company executed campaigns in following

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languages: English, Spanish, Mandarin, and Japanese and using the following currencies: AUD, CAD, DKK, EUR, GBP, JPY, MXN, NZD, SGD, USD, IDR. However, the Company advises the Staff that the Company does not track revenue by language or currency.

Our Strategy, page 74

34. Please expand your discussion of the reasons behind your strategy to migrate customers from Platform Services to Platform Direct. Additionally, please provide quantitative support concerning the increased value your clients realize through the use of Platform Direct as compared to Platform Services.

Response: The prospectus has been revised on page 75 in response to the Staff’s comment.

Our Clients, page 74

35. Briefly disclose the basis for and scope of your claim that your clients include many of the world’s leading advertisers.

Response: The prospectus has been revised on page 76 in response to the Staff’s comment.

36. As material, balance your descriptions of client outcomes in the client case studies with deficiencies revealed by or limitations of these studies. In disclosing the outcome achieved by Targeted Victory, provide a more precise estimator of the percentage reduction in its media costs attributable to the use of your platform as well as the variance experienced, rather than the maximum reduction.

Response: The Company respectfully submits it is not aware of any material deficiencies or limitations revealed in connection with these case studies that are material to the presentation of these case studies. With respect to Targeted Victory, the prospectus has been revised on page 77 in response to the Staff’s comment.

37. Tell us whether any written report was the basis of any case study you cite. If so, please provide each written report as supplemental information. To expedite our review, please clearly mark each report to highlight the applicable portion containing the statistics and claims located in this section.

Response: The Company supplementally advises the Staff that there were no written reports that were the basis of any of the case studies cited.

Our Platform

Campaign Planning, page 78

38. Please provide a brief description of your TubeMogul Select offering.

Response: The prospectus has been revised on page 80 in response to the Staff’s comment.

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Employees and Culture, page 85

39. Please provide additional support for your statement that you have “received many industry awards.”

Response: The Company supplementally advises the Staff that additional industry awards that the Company received in 2013 include: Top 10 Advertising & Marketing Company (Inc 5000); Best Media Buying Invention Bronze Medal (AdWeek); Company of the Year (Business Intelligence Group); Reader’s Choice Awards – Video Advertising Management Platform (StreamingMedia); ASPY – Best Customer Service (iMedia); and numerous recognitions on top companies to watch and fastest growing company lists.

Facilities, page 87

40. We note you maintain leased space in Kiev, Ukraine. In light of the current political and social instability in Ukraine, please provide a more specific description of the nature and scope of your operations at this location and consider whether the current conditions in Ukraine pose any material risks to the company or its investors.

Response: The prospectus has been revised on page 88 in response to the Staff’s comment. The Company supplementally advises the Staff that its Ukraine team consists of seven contractors that manage off-hours systems operations issues. The team is managed from the Company’s California headquarters and serves to handle after hours support escalation if and when needed. The Company believes that the functions performed by this team can be easily shifted to existing U.S. resources without materially impacting the Company’s ability to support its software platform and customer needs. Therefore, the Company respectfully submits that it believes further disclosure in the prospectus would not be meaningful to investors.

Compensation Committee Interlocks and Insider Participation, page 93

41. It appears that the material terms of Trinity’s purchase of Series C preferred stock during 2013, as well as the material terms of ongoing arrangements between you and Trinity, are required to be disclosed under this heading as transactions within Item 404 of Regulation S-K. Please note that if you seek to avoid duplicative disclosure, you may include a cross-reference to the interlocks section in the related party transaction section of the filing. See Item 407(e)(4)(i)(C) of Regulation S-K.

Response: The prospectus has been revised on page 94 in response to the Staff’s comment.

Executive Compensation

Executive Employment Arrangement, page 97

42. Describe the performance targets that are evaluated to determine the bonuses to be earned by Messrs.

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Wilson and Joachim. Provide your analysis of whether quantitative targets are required to be disclosed. Also, provide a materially complete description of the sales compensation plan applicable to Mr. Scovic. Provide your analysis of whether that compensation plan is required to be filed as an exhibit.

Response: The prospectus has been revised on page 98 in response to the Staff’s comment. The Company respectfully submits that the Company is not required to disclose quantitative targets for determination of bonus amounts. Pursuant to Item 402(o) of Regulation S-K, the Company has provided a narrative description of material factors necessary to an understanding of the information disclosed in the summary compensation table, and in particular, on page 96, a description of the material terms of non-equity incentive plan awards made to the named executive officers during the last completed fiscal year, including a general description of the formula or criteria applied in determining the amounts payable, as required by Item 402(o)(5) of Regulation S-K, and on page 97 and 98, a description of the material terms of the non-equity incentive compensation arrangements of the named executive officers for the current year.

The Company respectfully submits that the terms of Mr. Scovic’s sales incentive plan are not required to be filed because of the exception provided by Item 601(b)(10)(iii)(C)(3) of Regulation S-K which provides that contracts providing for salesmen’s bonuses need not be filed.

Certain Relationships and Related Party Transactions, page 101

43. In note 4 to your financial statements you disclose that a member of your board of directors participated in a financing of a wholly-owned company subsidiary. Tell us the basis for any conclusion that disclosure of the transaction in the related party section of the prospectus is not required by Item 404 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the reference to the participation in the financing of a wholly owned subsidiary of the Company by a member of the Company’s board of directors referenced on page F-19 involves the purchase of a convertible note in the amount of approximately $23,000. The Company respectfully submits that disclosure under Certain Relationships and Related Party Transactions pursuant to Item 404 of Regulation S-K is not required because the amount of the convertible note purchased by the member of our board of directors did not exceed $120,000.

Principal Stockholders, page 103

44. Please revise footnote 3 to identify the natural persons with whom Mr. Chopra shares voting and investment power with over the shares held of record by the various Trinity entities or provide your analysis of why this disclosure is not required.

Response: The prospectus has been revised on page 109 in response to the Staff’s comment.

45. Footnote 10 contains a disclaimer of beneficial ownership. To the extent that you retain this

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disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808. Alternatively, delete the disclaimer.

Response: In response to the Staff’s comment, the Company has deleted the disclaimer of beneficial ownership from footnote 10 on page 109.

Description of Capital Stock

Common Stock

Fully Paid and Non-Assessable, page 106

46. Your statement that all of the outstanding shares of your common stock are, and all of the shares of your common stock to be issued pursuant to this offering will be, fully paid and non-assessable constitutes a legal conclusion. Please attribute this statement to your legal counsel or remove it.

Response: The prospectus has been revised on page 111 in response to the Staff’s comment.

Shares Eligible for Future Sale

Lock-up Agreements, page 112

47. Please concisely describe the exceptions to the lock-up agreements here. Additionally, please provide a brief description of the notice procedures for the release of any of the securities subject to the lock-up agreements.

Response: The prospectus has been revised on page 117-118 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 1. The Company and its Significant Accounting Policies

Accounts Receivable, page F-11

48. We note your disclosure beginning on page 13 that a substantial portion of your business is sourced through advertising agencies, and you contract with these agencies as an agent for the brand. Further, we note your disclosure that many of your contracts with advertising agencies provide that if the brand does not pay the agency, the agency is not liable to you and you must seek payment solely from the brand. Please expand your disclosure to explain typically how long a receivable is outstanding before you pursue the amount from the brand. Further expand your disclosure to explain how you evaluate the creditworthiness of a brand in your allowance for doubtful accounts when you initially contract with an advertising agency.

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Response: The prospectus has been revised on page F-11 in response to the Staff’s comment.

Concentration of Risk, page F-16

49. Please clarify whether the customers that are noted for accounting for greater than 10% of gross accounts receivable in each of the periods are advertising agencies or brands.

Response: The prospectus has been revised on page F-15 in response to the Staff’s comment.

Note 3. Accrued Liabilities, page F-17

50. Please disclose the nature of accrued media costs.

Response: The prospectus has been revised on page F-17 in response to the Staff’s comment.

Note 6. Commitments and Contingencies

Legal, page F-25

51. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response: The Company submits that it does not believe that it is reasonably possible that additional losses would be material.

Note 10. Income Taxes, page F-30

52. We note that you have not provided for income taxes on your undistributed earnings for foreign subsidiaries. Please tell us what consideration you gave to providing quantitative disclosure of the undistributed earnings of foreign subsidiaries that are considered to be “reinvested” as of December 31, 2012. Refer to FASB ASC 740-30-50-2.

Response: The prospectus has been revised on page F-30 in response to the Staff’s comment. The Company supplementally advises the Staff that consideration was given to providing a quantitative disclosure. However, any undistributed earnings at its foreign subsidiaries are insignificant.

Note 11. Segment Information, page F-32

53. Please disclose the basis for attributing revenues from external customers to individual countries.

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Refer to FASB ASC 280-10-50-41.a.

Response: The prospectus has been revised on page F-31 in response to the Staff’s comment.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2036 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

Peter M. Astiz

Partner

Enclosures

Cc:   Brett Wilson (TubeMogul, Inc.)

Eric Deeds (TubeMogul, Inc.)
Michael J. Torosian (DLA Piper LLP (US))
Daniel J. Winnike (Fenwick & West LLP)
William L. Hughes (Fenwick & West LLP)
Theodore G. Wang (Fenwick & West LLP)